82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE [redacted]

02031246

REGISTRANT'S NAME Jannock Properties Ltd

*CURRENT ADDRESS ____________

PROCESSED

APR 25 2002

THOMSON FINANCIAL

**FORMER NAME ____________

**NEW ADDRESS ____________

FILE NO. 82- 5068 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 4/17/02

Jannock Properties Limited

Financial Statements
December 31, 2001 and 2000
(in thousands of Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway
Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

January 30, 2002

Auditors' Report

To the Shareholders of
Jannock Properties Limited

We have audited the balance sheets of **Jannock Properties Limited** as at December 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"*PricewaterhouseCoopers LLP*"

Chartered Accountants

Jannock Properties Limited

Balance Sheets

As at December 31, 2001 and 2000

(in thousands of Canadian dollars)

	2001 $	2000 $
Assets		
Land under development (note 3)	15,800	16,275
Land held for development (note 4)	4,077	7,364
Mortgages receivable (note 6)	5,339	6,564
Future income taxes (note 8)	5,071	5,833
Other assets	189	89
Cash and cash equivalents	2,564	68
	33,040	36,193
Liabilities		
Bank loan (note 9)	-	750
Accounts payable and accrued liabilities (note 10)	2,813	5,099
Income taxes payable	92	195
Deposits on land sales	13	173
	2,918	6,217
Shareholders' Equity		
Capital stock (note 11)	62,309	62,309
Contributed surplus	6,868	6,868
Deficit	(39,055)	(39,201)
	30,122	29,976
	33,040	36,193

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

"I.C.B. Currie" Director *"R.W. Korthals"* Director

Jannock Properties Limited

Statements of Operations and Deficit

For the years ended December 31, 2001 and 2000

(in thousands of Canadian dollars, except per share amounts)

	2001 $	2000 $
Land sales	5,624	3,619
Cost of sales	3,943	1,997
Gross profit	1,681	1,622
Interest and other income	(440)	(436)
General and administrative expenses	1,190	1,286
Loss on mortgages receivable (note 6)	-	398
Provision for loss in value of investment (note 7)	-	38,345
Income (loss) before income taxes	931	(37,971)
Income taxes (note 8)	785	1,230
Net earnings (loss) for the year	146	(39,201)
Deficit - Beginning of year	(39,201)	-
Deficit - End of year	(39,055)	(39,201)
Net earnings (loss) per share	0.00	(1.36)

The accompanying notes are an integral part of these financial statements.

Jannock Properties Limited
Statements of Cash Flows
For the years ended December 31, 2001 and 2000

(in thousands of Canadian dollars)

	2001 $	2000 $
Cash provided by (used in)		
Operating activities		
Cash receipts		
Receipts from land	5,240	3,142
Collection of mortgages receivable	1,475	7,538
Interest received	294	25
Cash payments		
Real estate commissions	(52)	-
Expenditures on land development	(1,815)	(4,511)
Payments of assumed liabilities	(329)	(1,864)
Income taxes paid (net of refund of $33)	(114)	-
Other payments	(1,432)	(1,150)
Interest paid	(21)	(49)
	3,246	3,131
Financing activities		
Bank loan	(750)	750
Organization costs	-	(250)
Return of capital	-	(3,563)
	(750)	(3,063)
Increase in cash and cash equivalents	2,496	68
Cash and cash equivalents - Beginning of year	68	-
Cash and cash equivalents - End of year	2,564	68

Significant non-cash transactions are disclosed in note 1.

The accompanying notes are an integral part of these financial statements.

(in thousands of Canadian dollars)

1 The company

Jannock Properties Limited (the "company" or "Jannock Properties") was incorporated on December 14, 1999 for the purpose of acquiring certain real estate assets and liabilities and an investment from Jannock Limited, its former parent company. The principal objective of the company is an orderly disposition of the company's assets.

Under the terms of an asset transfer agreement dated March 10, 2000, the company acquired substantially all of the assets and liabilities of Jannock Limited's real estate development division and its investment in Jancor Companies, Inc. ("Jancor"), in exchange for 35,631,938 common shares of the company. Prior to March 10, 2000, the company was inactive and had no business operations.

In connection with the acquisition of Jannock Limited by Delta Acquisition Corp., each common shareholder of Jannock Limited received, in addition to other consideration, one common share in the company for each common share held in Jannock Limited by way of a dividend in kind.

Since the common shares of the company were distributed to the shareholders of Jannock Limited, there was no change in the shareholders' interest in the net assets of the company and accordingly, these financial statements have been prepared using the predecessor cost basis of Jannock Limited. Under this method of accounting, the acquisition by the company has been accounted for using the carrying amounts of the assets and liabilities of Jannock Limited and is summarized as follows:

	$
Land under development	16,983
Land held for development	5,928
Mortgages receivable	14,100
Investments in Jancor Companies, Inc.	38,345
Other assets	79
Accounts payable and accrued liabilities	(9,313)
Net assets acquired	66,122

The 35,631,938 common shares issued were assigned a value of $66,122. Costs of $250 relating to the transaction have been charged against the common shares. A future tax asset and contributed surplus of $6,868 were recorded to reflect the differences between the historical accounting values of the assets and liabilities acquired and their related tax bases.

(in thousands of Canadian dollars)

2 Summary of significant accounting policies

Land under development and land held for development

Land under development and land held for future development are carried at the lower of cost and net realizable value. Net realizable value represents the amount of estimated net sales proceeds, taking into account management's assumptions and projections for the development of the property and market conditions.

Capitalization of costs

The company capitalizes certain costs applicable to land under development and land held for future development. These costs include costs incurred during the development period, such as property taxes, specific interest, pre-development expenditures and servicing costs.

Recognition of revenue

Land sales under agreements of purchase and sale are recognized as income once all material conditions have been fulfilled and the company has received a down payment of a minimum 15% of the purchase price, and that is appropriate in the circumstances having regard to the financial resources of the purchaser. Land sales are reported net of the imputed discount arising from interest free periods granted on mortgages receivable.

Costing of land sales

Land, property taxes, interest and development and servicing costs are allocated on a net acreage basis to each phase of a development project.

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates for the periods in which the income tax assets or liabilities are expected to be settled or realized.

A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Foreign currency translation

Transactions are translated into Canadian dollars at the exchange rates in effect at the time the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the operating results for the year.

(in thousands of Canadian dollars)

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities represent estimates of amounts at which these assets and liabilities could be exchanged in an arm's length transaction between willing parties. The carrying amounts of financial assets and liabilities approximate their fair values, unless otherwise stated.

Environmental expenditures

The company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Use of estimates

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings (loss) per share

Net earnings (loss) per share has been calculated using the weighted average number of common shares outstanding during the year ended December 31, 2001 of 35,631,938 (2000 - 28,896,037).

3 Land under development

	2001 $	2000 $
Land acquisition costs	5,519	2,950
Property taxes and interest	4,277	4,082
Development and servicing costs	6,004	9,243
	15,800	16,275

(in thousands of Canadian dollars)

4 Land held for development

	2001 $	2000 $
Land acquisition costs	1,675	5,038
Property taxes and interest	648	797
Pre-development expenditures	1,754	1,529
	4,077	7,364

5 Capitalized costs

The following costs have been capitalized during the year:

	2001 $	2000 $
Property taxes	297	1,074
Interest	19	51
	316	1,125

These amounts were allocated as follows:

	2001 $	2000 $
Land under development	277	520
Land held for development	39	605
	316	1,125

(in thousands of Canadian dollars)

6 Mortgages receivable

Mortgages receivable are due from two builders in the amounts of $5,115 and $224, respectively, and bear effective interest at rates of 6% and 7.5%, respectively. The amounts outstanding at December 31, 2001 are due for final payment as follows:

	$
2002	5,115
2003	224
	5,339

The company's accounting policy is to not record land sales until a deposit of at least 15% of the purchase price has been received in cash. At December 31, 2001, there are agreements of sale for $6,415 for which insufficient deposits have been received and accordingly, these sales and receivables have not been recognized in the financial statements.

During the year ended December 31, 2000, the company agreed to reduce the face value of a mortgage in exchange for an early repayment resulting in a loss of $398.

7 Jancor Companies, Inc.

During the year ended December 31, 2001, the company sold its equity interests in Jancor having a $nil carrying value in exchange for a 25% participation in any net proceeds to equity holders in the event Jancor is sold. No gain or loss was recognized on the sale of Jancor. Jancor is a private company for which no quoted market value is available, and it is not possible to predict what proceeds, if any, may be received in the future from the sale of this investment; accordingly, the estimated fair value of this participation right is not determinable.

At December 31, 2000, the company's $38,345 investment in Jancor comprised $32,371 Senior preferred shares, $5,820 Junior preferred shares and $154 Class A, voting common shares, less a provision for loss in value of $38,345. In the third quarter of 2000, the company made a full provision against its investment in the common and Junior preferred shares to reflect the decrease in value resulting from the closure of a vinyl siding plant. In the fourth quarter of 2000, the company made a full provision against the Senior preferred shares to reflect a decline in value that was other than temporary.

(in thousands of Canadian dollars)

8 Income taxes

The company's income tax provision is as follows:

	2001 $	2000 $
Current	23	195
Future	762	1,035
	785	1,230

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rate with the company's income tax expense:

	$	$
Earnings (loss) before income taxes	931	(37,971)
Provision (recovery) of income taxes at a combined basic rate of 41.75% (2000 - 43.95%)	389	(16,688)
Increase in income taxes resulting from		
Large Corporations Tax	23	22
Unrecognized income tax benefit of provision for loss in investment	-	13,800
Income tax rate differential on provision for loss in investment	-	3,050
Change in substantively enacted income tax rates on basis differences of land and mortgages	542	1,010
Other	(169)	36
Income tax expense	785	1,230

The income tax effects of temporary differences are as follows:

	$	$
Future income tax assets		
Tax values of land and mortgages in excess of carrying amounts	5,065	5,713
Other temporary differences - net	6	120
Loss relating to Jancor Companies, Inc.	12,400	13,800
Valuation allowance	(12,400)	(13,800)
Net future income tax assets	5,071	5,833

(in thousands of Canadian dollars, except per share amounts)

9 Bank loan

The company's revolving credit facility matures in March 2003. Borrowings under this facility bear interest at prime plus 1/4% and are secured by certain land under and held for development and an assignment of mortgages receivable. The total operating lines available under the facility are $10,000, of which $4,317 has been drawn in connection with letters of credit (note 12).

10 Accounts payable and accrued liabilities

	2001 $	2000 $
Costs to complete land sold	2,440	3,497
Trade payables and accruals	373	1,602
	2,813	5,099

11 Capital stock

The authorized capital stock of the company comprises an unlimited number of common shares. The following summarizes the changes in capital stock during the year:

	Number of shares	Amount $
Issued and outstanding - December 31, 1999	1	-
Cancelled during the year ended December 31, 2000	(1)	-
Issued in connection with the acquisition - net of costs of $250 (note 1)	35,631,938	65,872
Return of capital paid in cash to common shareholders	-	(3,563)
Issued and outstanding - December 31, 2000 and 2001	35,631,938	62,309

The company has a shareholders' rights plan expiring in 2003 whereby one right has been issued and attaches to each common share. One right will also attach to any subsequently issued common shares. Each right entitles the holder to purchase, upon the occurrence of certain events, one common share at $100 per share and is redeemable by the company at a price of $0.0001 per right.

(in thousands of Canadian dollars)

12 Contingencies and commitments

Contingencies

The company is from time to time involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The company is not aware of any claims or potential claims that would have a material effect on the financial position of the company.

Commitments

As at December 31, 2001, letters of credit in the amount of $4,317 (2000 - $6,726) have been provided to municipalities in support of the company's obligation to complete servicing requirements in connection with various land development projects.

13 Segmented information

The company's operations are in land development in the Greater Toronto Area. Substantially all land sales were made to five purchasers in 2001 in the amounts of $1,701, $1,658, $855, $281 and $1,124. Substantially all land sales made in 2000 were to one builder in the amount of $3,559.

JANNOCK PROPERTIES LIMITED

PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The undersigned holder of common shares (the "Common Shares") of Jannock Properties Limited (the "Corporation") hereby appoints Ian C. B. Currie of Toronto, Ontario, or failing him, J. Lorne Braithwaite of Thornhill, Ontario, or failing him, Robert W. Korthals of Toronto, Ontario, or .... as the proxyholder of the undersigned to attend, vote and act for and on behalf of the undersigned at the annual and special meeting (the "Meeting") of the shareholders of the Corporation to be held on the 29th day of April, 2002, and at any adjournment or adjournments thereof, and grants to the proxyholder all powers which the undersigned could exercise if personally present. The said proxyholder is specifically directed to vote or withhold from voting the Common Shares of the undersigned in the following manner:

In respect of the appointment of auditors of the Corporation:

TO VOTE ☐ TO WITHHOLD FROM VOTING ☐

In respect of the authorization of the directors to fix the remuneration of the auditors:

TO VOTE ☐ TO WITHHOLD FROM VOTING ☐

In respect of the election of directors:

TO VOTE ☐ TO WITHHOLD FROM VOTING ☐

In respect of the special resolution, as referred to in paragraph 5 of the Notice of Meeting, authorizing a reorganization of the capital of the Corporation involving an amendment to the articles of the Corporation to create an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares and to change each outstanding Common Share into 175 Class A Special Shares and one (1) Class B Common Share:

TO VOTE FOR ☐ TO VOTE AGAINST ☐

The Common Shares represented by this proxy will be voted or withheld from voting in accordance with the foregoing directions on any ballot that may be called for. **If a shareholder does not specify that the Common Shares are to be withheld from voting with respect to the appointment of auditors and/or the authorization of the directors to fix the remuneration of such auditors and/or the election of directors, such Common Shares will be voted, on any ballot that may be called for, in respect of such matters. If a choice is not specified by a shareholder with respect to the special resolution, as referred to in paragraph 5 of the Notice of Meeting, authorizing a reorganization of the capital of the Corporation involving an amendment to the articles of the Corporation, the Common Shares represented by this proxy will be voted in favour of the special resolution.**

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters properly come before the Meeting or any adjournment or adjournments thereof,

this proxy confers on the proxyholder authority to vote on such amendments or variations or such other matters according to the discretion of the proxyholder. This proxy revokes any other proxy previously given.

DATED this ________ day of ____________, 2002.

Signature of the Shareholder ____________________________________
(if corporate shareholder, indicate title)

NOTES:

1. **A shareholder has the right to appoint as his or her proxyholder a person (who need not be a shareholder) to attend and to act on his or her behalf at the Meeting other than those persons designated.** A shareholder may do so by inserting the name of such person in the blank space provided and striking out the other rames or by completing another proper form of proxy. Properly executed forms of proxy must be delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or to the Secretary of the Corporation at the Corporation's office at 2121 Britannia Road West, Unit 2, Streetsville, Ontario, L5M 2G6, not later than the last business day preceding the day of the Meeting or any adjournment or adjournments thereof, or by depositing them with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

2. This form of proxy must be dated and signed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

3. If this form of proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by the Corporation to the shareholder.

4. If it is desired that the Common Shares represented by this proxy are to be withheld from voting with respect to the appointment of auditors and/or the authorization of the directors to fix the remuneration of such auditors and/or the election of directors, or are to be voted against the special resolution, referred to in paragraph 5 of the Notice of Meeting, authorizing a reorganization of the capital of the Corporation involving an amendment to the articles of the Corporation, the appropriate boxes providing for withholding from voting or voting against should be marked with an X or a tick (✓).

5. **This proxy is solicited by or on behalf of the management of the Corporation.**

6. **This proxy is for use at the Meeting of shareholders of the Corporation to be held on April 29, 2002, and at any adjournment or adjournments thereof.**

JANNOCK PROPERTIES LIMITED

MANAGEMENT INFORMATION CIRCULAR

This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of JANNOCK PROPERTIES LIMITED (the "Corporation") for use at the annual and special meeting of the shareholders of the Corporation (the "Meeting") to be held at the Washington/Ottawa Room - Holiday Inn, 2125 North Sheridan Way, Mississauga, Ontario on Monday, the 29th day of April, 2002 at the hour of 10:30 o'clock in the forenoon (Mississauga time) and at any adjournment or adjournments thereof for the purposes set forth in the notice of the meeting, a copy of which accompanies this management information circular (the "Notice of Meeting").

PROXIES

THE ENCLOSED PROXY IS BEING SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the cost of such solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but regular employees of the Corporation may also solicit proxies by telephone or in person.

A shareholder has the right to appoint as his or her proxyholder a person (who need not be a shareholder), other than the persons designated in the form of proxy accompanying this circular, to attend and to act on his or her behalf at the Meeting. A shareholder may do so by inserting the name of such person in the blank space provided in the proxy and striking out the other names or by completing another proper form of proxy and, in either case, by delivering the completed proxy by postal or other delivery to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or to the Secretary of the Corporation at the Corporation's office at 2121 Britannia Road West, Unit 2, Streetsville, Ontario, L5M 2G6, not later than the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, or by depositing it with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

A shareholder executing the enclosed form of proxy has the right to revoke it under section 110(4) of the *Business Corporations Act* (Ontario) (the "Act"). A shareholder may revoke a proxy by depositing an instrument in writing executed by him or her or by his or her attorney authorized in writing at the office of the Corporation at 2121 Britannia Road West, Unit 2, Streetsville, Ontario, L5M 2G6 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof or in any other manner permitted by law.

The common shares of the Corporation (the "Common Shares") represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **IF A CHOICE IS NOT SPECIFIED BY A SHAREHOLDER WITH RESPECT TO THE APPOINTMENT OF AUDITORS AND/OR THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS AND/OR THE ELECTION OF DIRECTORS, SUCH COMMON SHARES WILL BE VOTED IN**

RESPECT OF SUCH MATTERS. IF A CHOICE IS NOT SPECIFIED BY A SHAREHOLDER WITH RESPECT TO THE SPECIAL RESOLUTION AUTHORIZING A REORGANIZATION OF THE CAPITAL OF THE CORPORATION INVOLVING AN AMENDMENT TO THE ARTICLES OF THE CORPORATION REFERRED TO IN PARAGRAPH 5 OF THE NOTICE OF MEETING, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF THE SPECIAL RESOLUTION.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, the enclosed form of proxy confers authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting. Management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares are the only class of shares entitled to vote at the Meeting. As at the date hereof, 35,631,938 Common Shares are outstanding, each carrying the right to one vote per share at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to the issued and outstanding Common Shares as at the date hereof are the following:

Name of Holder	Number of Common Shares	Percentage of Outstanding Common Shares
Burgundy Asset Management Ltd.	4,021,050	11.28%
Mackenzie Financial Corporation	4,337,400	12.17%
Enterprise Capital Management Inc.	5,878,175	16.50%

As at the date hereof, Canadian Depository for Securities Ltd. ("CDS") is the registered owner of 30,824,842 Common Shares which represents approximately 86.51% of the outstanding Common Shares. The directors and senior officers of the Corporation understand that CDS is a nominee but, except as set out above, are not aware whether any person or corporation on whose behalf such shares are held beneficially owns or exercises control or direction over more than 10% of the outstanding Common Shares.

The record date for the determination of shareholders entitled to receive notice of the Meeting is the close of business on March 18, 2002 (the "Record Date"). In accordance with the provisions of the Act, the Corporation will prepare a list of holders of Common Shares as of the Record Date not later than 10 days after the Record Date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting except to the extent that: (a) the shareholder has transferred any of his or her Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than 10 days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

ELECTION OF DIRECTORS

The Articles of the Corporation provide for a minimum of one director and a maximum of 20 directors. As a public company, however, the Corporation is legally required to have not fewer than three directors. The precise number of directors of the Corporation within the minimum/maximum range has been fixed by the directors at five.

The following are the names of the persons who are proposed as nominees for election as directors of the Corporation: Ian C. B. Currie, J. Lorne Braithwaite, D. Mitchell Fasken, Robert W. Korthals and David P. Smith. The term of office of each person elected as a director of the Corporation will be until the next annual meeting of the shareholders of the Corporation or until his successor is elected or appointed.

Unless authority to vote is withheld, the persons named in the enclosed form of proxy intend to vote in favour of the election to the board of directors of the nominees whose names are mentioned above. Management does not contemplate that any of such nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote for another nominee as management may recommend unless the shareholder has specified in the form of proxy that his or her shares are to be withheld from voting in the election of directors.

INFORMATION CONCERNING DIRECTORS

Name and Office	Present Principal Occupation	Year First Became a Director	Approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised as at March 1, 2002
Ian C.B. Currie Chairman of the Board and Director	Company Director	2000	35,977
J. Lorne Braithwaite Director	Company Director and Venture Capital Investor	2000	18,349
D. Mitchell Fasken President and Director	President of the Corporation	2001	45,800
Robert W. Korthals Director	Company Director	2000	14,457
David P. Smith Director	Managing Partner, Enterprise Capital Management Inc. (investment company)	2000	50,000

NOTES:

(1) Mr. Ian C. B. Currie, Q.C. was Chairman of Jannock Limited from 1999 to 2000. Mr. Currie was counsel at Fraser Milner Casgrain LLP (a law firm) from 1998 to 2001 and prior to 1998, he was managing partner of Fraser & Beatty (as it was then known). He is currently a director of companies.

(2) Mr. J. Lorne Braithwaite was President and Chief Executive Officer of Cambridge Shopping Centres Limited, a national real estate investment company, until February 2001. He is currently a director of companies and a venture capital investor.

(3) Mr. D. Mitchell Fasken has been President of the Corporation since March 2000. Prior to that time he was Vice President - Real Estate of Jannock Properties, the real estate development business of Jannock Limited.

(4) Mr. Robert W. Korthals has been a business consultant and a director of companies for the preceding five years.

(5) Mr. David P. Smith has been a Managing Partner of Enterprise Capital Management Inc. for the preceding five years. Prior to employment with Enterprise Capital Management Inc., Mr. Smith was Vice-President and Director of Richardson Greenshields.

The Corporation is required to have an Audit Committee. The members of the Audit Committee are Ian C. B. Currie, J. Lorne Braithwaite, Robert W. Korthals and David P. Smith. The Corporation does not have a Compensation Committee or an Executive Committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The Corporation was incorporated on December 14, 1999 and commenced operations on March 10, 2000 following the transfer by Jannock Limited ("Jannock") to the Corporation of substantially all of Jannock's real estate development business together with all the shares of Jancor Companies, Inc. held by Jannock (collectively, the "Predecessor Business") pursuant to a plan of arrangement which became effective upon the filing of articles of arrangement on March 10, 2000. The Corporation completed its first year of operations on December 31, 2000. The following table sets forth: (i) all compensation paid to the President of the Corporation during the year ended December 31, 1999 by Jannock in respect of services rendered to the Predecessor Business; (ii) all compensation paid to the President of the Corporation during the year ended December 31, 2000 by Jannock in respect of services rendered to the Predecessor Business up to and including March 10, 2000 and by the Corporation in respect of services rendered to the Corporation after March 10, 2000; and (iii) all compensation paid to the President of the Corporation during the year ended December 31, 2001 by the Corporation in respect of services rendered to the Corporation. The table also sets forth all compensation paid to the Chief Financial Officer and Secretary of the Corporation by the Corporation: (i) during the year ended December 31, 2000 in respect of services rendered to the Corporation after March 10, 2000; and (ii) during the year ended December 31, 2001 in respect of services rendered to the Corporation.

The President is the only officer of the Corporation whose total salary and bonus exceeded $100,000 for the year ended December 31, 1999 in respect of services rendered to the Predecessor Business. The President and the Chief Financial Officer and Secretary are the only two officers of the Corporation whose total salary and bonus exceeded $100,000 for the years ended December 31, 2000 and December 31, 2001 in respect of services rendered to the Corporation.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)[1]	Other Annual Compensation ($)		
D. MITCHELL FASKEN President	2001	206,000	84,307	9,700	-	$13,500
	2000	200,000	43,890	8,348	-	22,780
	1999	181,500	90,750	-	-	-
BRIAN W. JAMIESON Chief Financial Officer and Secretary	2001	151,136	-	-	-	-
	2000	200,765[2]	-	-	-	-

NOTES:

(1) Bonuses earned in respect of any given financial year are determined and paid in the following year.

(2) Prior to March 10, 2000 Mr. Jamieson was the Vice President, Finance and Chief Financial Officer of Jannock. The annual compensation shown for Mr. Jamieson in respect of the 2000 financial year is only in respect of the period after March 10, 2000.

Employment Contracts

The Corporation has entered into an executive employment agreement dated as of March 10, 2000 and amended on September 4, 2001 (the "Fasken Agreement") with Mr. D. Mitchell Fasken to serve as President of the Corporation. Pursuant to the Fasken Agreement, Mr. Fasken is entitled to receive a base salary which is currently $206,000 per annum plus an incentive bonus pertaining to the sale of properties based on a formula set out therein. Mr. Fasken is also entitled to receive certain benefits, including a leased vehicle, a club membership, a monthly contribution to his registered retirement savings plan and participation in the Corporation's benefits plans. In the event of termination of his employment within five years of March 10, 2000 for any reason other than for cause or by reason of death or disability, Mr. Fasken is entitled to receive a lump sum payment of $375,000, plus his incentive bonus entitlement. If such termination occurs more than five years after March 10, 2000, Mr. Fasken is entitled to receive a lump sum payment of $250,000, plus his incentive bonus entitlement. In the event of a change of control of the Corporation within five years of March 10, 2000 (including a sale by the Corporation of all or substantially all of its assets and the assignment of the Fasken Agreement to the purchaser thereof, or if any person becomes the beneficial owner of or acquires the right to control or direct one-third or more of the voting securities of the Corporation in any manner), Mr. Fasken is entitled to receive the greater of: (i) $550,000; and (ii) the incentive bonus relating to unsold properties at that time; if his employment is subsequently terminated other than for cause or by reason of death or if he is not offered employment by the purchaser on substantially the same or better terms as set out in the Fasken Agreement.

The Corporation has also entered into an executive services contract with Mr. Brian W. Jamieson dated March 10, 2000 and amended on November 30, 2000 (the "Jamieson Agreement"). The Jamieson Agreement provides that Mr. Jamieson shall serve as Chief Financial Officer and Secretary of the Corporation on a contract basis for an initial term commencing on March 15, 2000 and terminating on March 14, 2001. The initial term of the Jamieson Agreement has been extended indefinitely by the Corporation for a further period commencing on March 15, 2001. The Jamieson Agreement provides that Mr. Jamieson is entitled to a contract fee of $250,000 for the initial term and a contract fee of $1,250 per day for the extension period. If the Corporation terminates Mr. Jamieson's engagement without cause (including as a result of the reorganization of the Corporation or the sale of its assets or business), Mr. Jamieson is entitled to receive three months' notice or, at the Corporation's option, an amount equal to the contract fee paid or payable to Mr. Jamieson in the three month period preceding the date of termination. Mr. Jamieson has the right, at any time after September 15, 2000, to terminate his engagement in which case he is entitled to receive his contract fee pro-rated to the date of termination.

Composition of the Compensation Committee

The Corporation does not have a compensation committee separate from the board of directors. The board of directors (excluding D. Mitchell Fasken) is responsible for compensation matters.

Report on Executive Compensation

The only executive officer of the Corporation for whom the Corporation has implemented a compensation policy is the President. The Corporation's compensation policy for its President is designed to incorporate a pay for performance philosophy. The President's compensation is comprised of two components: base salary and short-term incentive. The short-term incentive is tied to the President's performance, and accordingly, the board believes that there is a strong performance element in its compensation program for the President.

Base Salary

The board believes that the base salary of the President must be competitive and recognizes the job performance and contributions of the President in determining such base salary. The base salary of the President, which is reviewed by the board annually, is not based on a specific relationship to corporate performance.

Short-Term Incentive

The Fasken Agreement provides for a short-term incentive arrangement, pursuant to which Mr. Fasken is entitled to receive an incentive bonus each year if the Corporation sells certain of the real property owned by the Corporation for amounts in excess of certain stated amounts. In accordance with the terms of the Fasken Agreement, for the year ended December 31, 2001, the directors approved a cash bonus to the President in an amount equal to $84,307.

Performance Chart

Reproduced below is a graph which illustrates the Corporation's relative performance on a total return to the shareholder basis for the period from March 10, 2000 (the date upon which the Common Shares of the Corporation were first publicly traded) to December 31, 2001. The Corporation's performance is compared to the CDNX Index prior to December 10, 2001 and to the S&P/CDNX Composite Index from and after December 10, 2001.


March 10, 2000 to December 31, 2001
Total Shareholder Return
Jannock Properties Limited
compared with CDNX Index and the
S&P/CDNX Composite Index, as
applicable
Index Value %
160
150
140
130
120
110
100
90
80
70
60
Mar 10'00
Mar '00
Jun '00
Sep '00
Dec '00
Mar '01
Jun '01
Sep '01
Dec '01
Jannock Properties Limited
CDNX Index and S&P/CDNX Composite Index, as applicable
As at last trading day of each quarter from March 10, 2000 to December, 2001

NOTE: The CDNX Index and the S&P/CDNX Composite Index do not account for the reinvestment of any dividends or other distributions made to shareholders.

This report is submitted on behalf of the board of directors of the Corporation.

(Signed) IAN C.B. CURRIE (Signed) J. LORNE BRAITHWAITE

(Signed) DAVID P. SMITH (Signed) ROBERT W. KORTHALS

AMENDMENT TO THE ARTICLES OF THE CORPORATION

The shareholders are being requested to consider and, if thought fit, to pass a special resolution (the "Special Resolution") authorizing a reorganization of the capital of the Corporation involving an amendment to the Articles of the Corporation to:

(i) create an unlimited number of Class A Special Shares;

(ii) create an unlimited number of Class B Common Shares;

(iii) change each issued and outstanding Common Share into 175 Class A Special Shares and one (1) Class B Common Share; and

(iv) provide that, after giving effect to the foregoing, the stated capital account maintained in respect of the Class A Special Shares is $62,355,891.50 and the stated capital account maintained in respect of the Class B Common Shares is $20,110,917.50.

The reorganization to the Corporation's share capital contemplated by the Special Resolution is intended to permit the Corporation to distribute the net proceeds realized from the sale of its assets in a tax efficient manner. The distribution of the net proceeds will occur, from time to time, as a redemption of the Class A Special Shares, each such share being redeemable by the Corporation for $0.01. See "Canadian Income Tax Considerations" below.

The proposed change of each Common Share into 175 Class A Special Shares with a total redemption value of $1.75 ($0.01 per Class A Special Share) and one (1) Class B Common Share is not meant to be an indication of the amount of the actual proceeds that will be distributed to shareholders in the future.

The full text of the Special Resolution to be submitted to the Meeting is annexed hereto as Schedule A. The Special Resolution is required to be passed by at least two thirds of the votes cast at the Meeting.

The effect of the Special Resolution is to change each currently issued and outstanding Common Share into 175 Class A Special Shares and one (1) Class B Common Share. The Class A Special Shares will be redeemable by the Corporation on a pro-rata basis for $0.01 per share, will be non-voting and will not be entitled to dividends. On liquidation, dissolution or winding-up of the Corporation, the holders of Class A Special Shares, in priority to the holders of Class B Common Shares, will be entitled to the sum of $0.01 for each Class A Special Share held. The Class B Common Shares will not be redeemable by the Corporation. The holders of the Class B Common Shares will be entitled to one vote in respect of each such share held and will be entitled to such dividends as the board of directors may declare from time to time. On liquidation, dissolution or winding-up of the Corporation, the holders of the Class B Common Shares will be entitled to receive the remaining assets of the Corporation, subject to the prior rights of the holders of the Class A Special Shares.

Shareholders of Common Shares do not have to return their share certificates in order to receive the Class A Special Shares or the Class B Common Shares to which they are entitled. After the Articles of Amendment creating the Class A Special Shares and the Class B Common Shares have been filed with and endorsed by the Director under the Act, share certificates currently evidencing Common Shares will represent the Class A Special Shares and the Class B Common Shares into which such Common Shares have been changed. Share certificates issued after the Articles of Amendment have been filed with and endorsed by the Director will expressly reference the number of Class A Special Shares and Class B Common Shares evidenced by such certificates. The Class A Special Shares will be transferred with and only with the associated Class B Common Shares. Initially, 175 Class A Special Shares will be associated with each Class B Common Share. The number of Class A Special Shares associated with each Class B Common Share will be reduced as the Class A Special Shares are redeemed by the Corporation from time to time. Shareholders will not be required to surrender share certificates representing the Class A Special Shares in order to receive the redemption price for any such shares. The Corporation, through its transfer agent, will record any and all redemptions of Class A Special Shares on the Corporation's share register.

A shareholder who dissents in respect of the Special Resolution in accordance with section 185 of the Act is entitled to be paid the fair value of the Common Shares held by such shareholder as provided in that section, a brief summary of which is described below under "Right of Dissent". The text of the Special Resolution authorizes the board of directors of the Corporation to revoke the resolution without further approval of the shareholders of the Corporation at any time prior to the endorsement by the Director under the Act of a Certificate of Amendment. If the board of directors revokes the Special Resolution, a dissenting shareholder will no longer be entitled to be paid the fair value of his or her Common Shares.

Canadian Federal Income Tax Considerations

In the opinion of Fraser Milner Casgrain LLP, legal counsel to the Corporation, the following is, as of the date hereof, a summary of the principal Canadian federal income tax consequences for a holder of Common Shares. This summary is applicable only to holders (the "Holders") who at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Tax Act"), are resident in Canada, hold their Common Shares as capital property and will hold Class A Special Shares and Class B Common Shares as capital property and deal at arm's length with the Corporation. The Common Shares, Class A Special Shares and Class B Common Shares will generally be considered capital property to the Holder thereof unless either the Holder holds the Common Shares, Class A Special Shares and Class B Common Shares in the course of carrying on a business or the Holder has acquired the Common Shares, Class A Special Shares and Class B Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary is not applicable to Holders that are financial institutions as defined in subsection 142.2(1) of the Tax Act or to any Holder of an instrument which would be a "tax shelter instrument" as defined in the Tax Act.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF COMMON SHARES. ACCORDINGLY, EACH HOLDER SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE SPECIFIC TAX CONSEQUENCES OF THE PROPOSED AMENDMENT TO THE ARTICLES OF THE CORPORATION AND THE REDEMPTION OF CLASS A SPECIAL SHARES.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). The summary also takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively, the "Tax Proposals"). This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. No assurances can be given that the Tax Proposals will be enacted in the form proposed, if at all; however, the Canadian federal income tax considerations generally applicable to Holders with respect to the amendment to the Corporation's Articles will not be different in a material adverse way if the Tax Proposals are not enacted.

No gain or loss will be realized by a Holder on the change of each issued and outstanding Common Share into 175 Class A Special Shares and one (1) Class B Common Share (collectively, the "New Shares") by virtue of subsection 86(1) of the Tax Act. The Corporation is of the view, and has advised counsel, that the Class B Common Shares have nominal value. On this basis, a Holder of Common Shares who receives New Shares should allocate all of the Holder's adjusted cost base to the Class A Special Shares so received. Such determinations of value are not binding on the CCRA and counsel can express no opinion on matters of factual determination such as this.

Where Class A Special Shares have been redeemed or otherwise disposed of or deemed to have been disposed of, a Holder of Class A Special Shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Holder of the Class A Special Shares so redeemed or otherwise disposed of.

Upon the disposition or deemed disposition of Class B Common Shares, a capital gain (or a capital loss) will generally be realized to the extent that the proceeds of disposition of the Class B Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Holder of such Class B Common Shares.

Generally, one-half of any capital gain ("taxable capital gain") must be included in a Holder's income for the year of disposition. One-half of any capital loss ("allowable capital loss") generally must be deducted by the Holder from taxable capital gains for the year of disposition. Any allowable capital losses in excess of taxable capital gains for the year generally may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in such other years to the extent and under the circumstances described in the Tax Act.

If the Holder of New Shares is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of such shares may be reduced by the amount of dividends received or deemed to have been received by it on Common Shares or Class B Common Shares to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns New Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns New Shares. Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

A Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains.

RIGHT OF DISSENT

Pursuant to section 185 of the Act, a shareholder is entitled to send to the Corporation a written objection ("Notice of Dissent") to the Special Resolution authorizing a reorganization of the capital of the Corporation involving an amendment to the Articles of the Corporation as set forth in Schedule A. In addition to any other rights which such shareholder may have, upon the issuance of the Certificate of Amendment giving effect to the Special Resolution (provided the shareholder has given a Notice of Dissent in respect of the Special Resolution), a shareholder who complies with the dissent procedures set forth in section 185 of the Act is entitled to be paid by the Corporation the fair value of his or her Common Shares determined as of the close of business on the day before the Special Resolution is adopted by the shareholders of the Corporation.

A shareholder may only claim under section 185 with respect to all Common Shares held by him or her on behalf of any one beneficial owner and which are registered in the name of the shareholder. A shareholder who wishes to invoke the provisions of section 185 of the Act must send a Notice of Dissent to the Corporation at or before the time fixed for the Meeting. The filing of such Notice of Dissent does not deprive such shareholder of his or her right to vote on the Special Resolution in respect of which the shareholder is dissenting. Neither the execution nor exercise of a proxy for use at the Meeting nor a vote against the Special Resolution in respect of which the shareholder is dissenting at the Meeting constitutes a Notice of Dissent. A vote in favour of the Special Resolution will deprive a shareholder of further rights pursuant to section 185 of the Act in respect of the Special Resolution. A summary of the procedure to be followed by a shareholder who wishes to exercise his or her right of dissent is set forth in Schedule B annexed hereto. It is recommended that shareholders who wish to pursue their rights of dissent consult their own legal advisors with respect to the relevant statutory provisions.

DIRECTORS

The Chairman of the Board of the Corporation is paid an annual fee of $50,000 and each of the other directors of the Corporation (excluding Mr. Fasken) is paid an annual fee of $12,000, for their services as directors as well as a fee of $1,000 for attendance at each meeting of the board of directors or of a committee of the board of directors.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Other than routine indebtedness to the Corporation, none of the directors or officers of the Corporation is currently indebted to the Corporation.

INSURANCE

The Corporation has purchased directors' and officers' liability insurance to cover the personal liability of directors and officers and to cover the losses incurred by the Corporation as a result of indemnifying its directors and officers during the period from March 10, 2002 to March 9, 2003. An annual premium of $36,750 was paid by the Corporation for such insurance. Coverage for claims made under the insurance policy are limited to $5 million per policy year and $5 million per loss. The policy contains a $100,000 deductible in respect of any claim made by the Corporation. There is no deductible payable in respect of any claim made by a director or officer of the Corporation.

APPOINTMENT OF AUDITOR

The present auditor of the Corporation is PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP was first appointed as the auditor of the Corporation on January 25, 2000. It is intended that a resolution will be presented to the Meeting to reappoint the firm of PricewaterhouseCoopers LLP as the auditor of the Corporation at such remuneration as may be fixed by the directors.

ADDITIONAL INFORMATION

Copies of the Corporation's 2001 annual report containing the corporation's comparative financial statements for its year ended December 31, 2001 and the Corporation's annual information form may be obtained by writing to the Secretary of the Corporation.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this management information circular and the sending of it to holders of Common Shares of the Corporation, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental and regulatory agencies have been approved by the directors of the Corporation.

DATED as of the 1st day of March, 2002.

Brian W. Jamieson,
Chief Financial Officer and Secretary

SCHEDULE A

JANNOCK PROPERTIES LIMITED
(the "Corporation")

SPECIAL RESOLUTION AUTHORIZING AMENDMENT OF ARTICLES

WHEREAS it is desirable to reorganize the capital of the Corporation:

NOW THEREFORE BE IT RESOLVED THAT

I. The Articles of the Corporation be amended as follows:

1. to create a new class of shares consisting of an unlimited number of Class A Special Shares;

2. to create a new class of shares consisting of an unlimited number of Class B Common Shares;

3. to change each of the issued and outstanding common shares of the Corporation into 175 Class A Special Shares and 1 Class B Common Share;

4. to provide that, after giving effect to the foregoing, the stated capital account to be maintained for the Class A Special Shares of the Corporation is $62,355,891.50 and the stated capital account to be maintained for the Class B Common Shares of the Corporation is $20,110,917.50;

5. to provide that the Corporation is not authorized to issue an unlimited number of common shares;

6. to provide that, after giving effect to the foregoing, the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares; and

7. to provide that, subject to the requirements of the Business Corporations Act (Ontario) as now enacted or as the same may from time to time be amended, re-enacted or replaced (the "Act"), the rights, privileges, restrictions and conditions attaching to the Class A Special Shares and to the Class B Common Shares of the Corporation are as follows:

A. CLASS A SPECIAL SHARES

1. Dividends

The holders of the Class A Special Shares shall not be entitled to receive any dividends and the board of directors shall not declare and the Corporation shall not pay any dividends on the Class A Special Shares.

2. Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, the holders of the Class A Special Shares, in priority to the holders of the Class B Common Shares, shall be entitled to receive from the assets of the Corporation the sum of $0.01 for each Class A Special Share held. After payment to the holders of the Class A Special Shares of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the assets of the Corporation.

3. Redemption

(a) The Corporation may, subject to the requirements of the Act, upon giving notice as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Class A Special Shares on payment of a redemption price of $0.01 per share (the "Redemption Price").

(b) In the case of redemption of Class A Special Shares under the provisions of sub-clause 3(a) hereof, the Corporation shall, at least 10 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Class A Special Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Class A Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at the shareholder's address as it appears on the records of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Class A Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be redeemed pro rata (disregarding fractions). On the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class A Special Shares to be redeemed the Redemption Price thereof. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers in Canada. From and after the date specified for redemption in any such notice the holders of the Class A Special Shares called for redemption shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made in which case the rights of shareholders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Class A Special Shares to deposit the

Redemption Price for the shares so called for redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Class A Special Shares called for redemption. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Class A Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited and any interest on the amount so deposited shall be for the account of the Corporation. If any part of the amount so deposited has not been paid to or to the order of the respective holders of the Class A Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later, such balance remaining in the said special account may be returned to the Corporation (at its request) without prejudice to the rights of the holders of the shares being redeemed to claim such amount to which they are entitled without interest from the Corporation.

4. Voting

Except as otherwise provided by law, the holders of the Class A Special Shares shall not be entitled as such to receive notice of, or to attend, any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting or to sign any resolution in writing in lieu thereof.

B. CLASS B COMMON SHARES

1. Dividends

The board of directors may declare and cause to be paid dividends to the holders of the Class B Common Shares from any assets at the time properly applicable to the payment of dividends.

2. Liquidation, Dissolution or Winding-Up

In the event of liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Class A Special Shares, the holders of the Class B Common Shares shall be entitled to receive the remaining assets of the Corporation.

3. Voting

The holders of the Class B Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Class B Common Share held at such meetings, except a meeting of holders of a particular class of shares other than the Class B Common Shares who are entitled to vote separately as a class at such meeting.

C. TRANSFER OF CLASS A SPECIAL SHARES AND CLASS B COMMON SHARES

The Class A Special Shares into which each common share is changed will be transferable only together with, and will be transferred by a transfer of, the associated Class B Common Share into which such common share is changed.

II. Any one director or any one officer of the Corporation is hereby authorized and directed on behalf of the Corporation to deliver Articles of Amendment in duplicate to the Director under the Act and to do all such other acts and things and to execute and deliver all such other documents, either under the corporate seal of the Corporation or otherwise, as may in the opinion of such director or officer be necessary or desirable to give effect to the foregoing.

III. The board of directors of the Corporation is hereby authorized to revoke this special resolution without further approval of the shareholders of the Corporation at any time prior to the endorsement by the Director under the Act of a Certificate of Amendment of Articles in respect of the amendments referred to above.

SCHEDULE B

JANNOCK PROPERTIES LIMITED
(the "Corporation")

RIGHT OF DISSENT

A holder of common shares of the Corporation ("Common Shares") who has sent a written objection to the Corporation ("Notice of Dissent") at or before the annual and special meeting ("Meeting") of shareholders of the Corporation on April 29, 2002 and who has not voted for the special resolution authorizing a reorganization of the capital of the Corporation involving an amendment to the Articles of the Corporation set out in Schedule A to the management information circular (the "Special Resolution") may exercise his right of dissent with respect to the Special Resolution by conforming to the procedures set forth in section 185 of the Business Corporations Act (Ontario) (the "Act"). The provisions of section 185 are summarized below.

Within ten (10) days following the adoption of the Special Resolution by shareholders, the Corporation is required to notify in writing each holder of Common Shares (a "Dissenting Shareholder"), who has duly filed a Notice of Dissent in respect of such Special Resolution and has neither voted for the Special Resolution nor withdrawn his objection, that the Special Resolution has been adopted. A Dissenting Shareholder must, within twenty (20) days after he receives notice of adoption of the Special Resolution, or, if he does not receive such notice, within twenty (20) days after he learns that the Special Resolution has been adopted, send to the Corporation a written notice (the "Demand for Payment") containing his name and address, the number of Common Shares in respect of which he dissents (the "Dissenting Shares") and a demand for payment of the fair value of such Dissenting Shares. A Dissenting Shareholder may only send a Demand for Payment in respect of all Common Shares held by him on behalf of any one beneficial owner and registered in his name. Within thirty (30) days of the sending of his Demand for Payment, the Dissenting Shareholder must send the certificates representing the Dissenting Shares to the Corporation or to the Corporation's transfer agent, Computershare Trust Company of Canada (the "Transfer Agent"). The Corporation or the Transfer Agent will endorse on the share certificates representing the Dissenting Shares a notice that the holder thereof is a Dissenting Shareholder and will forthwith return such share certificates to the Dissenting Shareholder. If the Dissenting Shareholder fails to comply with any of the foregoing requirements he has no right to make a claim under section 185.

On sending a Demand for Payment to the Corporation, a Dissenting Shareholder ceases to have any rights as a shareholder of the Corporation except the right to be paid the fair value of the Dissenting Shares, unless:

(i) the Dissenting Shareholder withdraws his Demand for Payment before the Corporation makes a written offer to pay (the "Offer to Pay");

(ii) the Corporation fails to send an Offer to Pay to the Dissenting Shareholder within the time period hereinafter specified and the Dissenting Shareholder withdraws his Demand for Payment; or

(iii) the directors of the Corporation revoke the Special Resolution;

in which case the Dissenting Shareholder's rights as a shareholder of the Corporation are reinstated as of the date he sent the Demand for Payment.

Not later than seven (7) days following the later of the date of the Certificate of Amendment giving effect to the Special Resolution or the date on which the Corporation received a Demand for Payment, the Corporation must send to each Dissenting Shareholder, who has sent a Demand for Payment, an Offer to Pay for the Dissenting Shares held by him in an amount considered by the board of directors of the Corporation to be the fair value thereof accompanied by a statement showing the manner of determination of such fair value. Every Offer to Pay for Dissenting Shares must be on the same terms. The amount specified in an Offer to Pay accepted by a Dissenting Shareholder must be paid by the Corporation within ten (10) days of the acceptance thereof but any Offer to Pay will lapse if the Corporation does not receive an acceptance thereof within thirty (30) days after making such an Offer to Pay.

If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within fifty (50) days after the date of the Certificate of Amendment giving effect to the Special Resolution or within such further period as the court may allow, apply to the court to fix a fair value for the Dissenting Shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, the Dissenting Shareholder may apply to the court for the same purpose within a further period of twenty (20) days or within such further period as the court may allow.

A Dissenting Shareholder is not required to give security for costs in any such application to the court and all Dissenting Shareholders whose Dissenting Shares have not been purchased by the Corporation will be joined as parties and bound by the decision of the court. If the Corporation fails to make an Offer to Pay within the time period hereinbefore specified, the costs of such application are to be borne by the Corporation unless the court otherwise directs. The Corporation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of any application and of the rights of a Dissenting Shareholder to appear and be heard in person or by counsel. Upon such an application to the court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party and the court will fix a fair value for the Dissenting Shares of all Dissenting Shareholders. As well, the court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date the action approved by the Special Resolution is effective until the date of payment of the amount ordered by the court.

Dissenting Shareholders will not have any other right under the Act to have their shares appraised and to receive fair value therefor.

The above is only a summary of the dissenting shareholder provisions of the Act which are technical and complex. It is suggested that any shareholder who wishes to avail himself of such right of dissent seek his own legal advice as failure to comply strictly with the statutory provisions of the Act may prejudice his right of dissent. Shareholders are also recommended to consult with their tax advisors as to the income tax consequences of the exercise of the right to dissent.

JANNOCK PROPERTIES LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of JANNOCK PROPERTIES LIMITED (the "Corporation") will be held at the Washington/Ottawa Room - Holiday Inn, 2125 North Sheridan Way, Mississauga, Ontario on Monday, the 29th day of April, 2002 at the hour of 10:30 o'clock in the forenoon (Mississauga time), for the following purposes:

1. To receive the balance sheet of the Corporation as at December 31, 2001 and the statements of operations and deficit and cash flows for the year then ended together with the reports of the directors and auditors thereon.

2. To appoint auditors.

3. To authorize the directors to fix the remuneration of such auditors.

4. To elect five directors.

5. To consider and, if thought fit, to pass a special resolution authorizing a reorganization of the capital of the Corporation involving an amendment to the articles of the Corporation to:

    (i) create an unlimited number of Class A Special Shares;

    (ii) create an unlimited number of Class B Common Shares;

    (iii) change each issued and outstanding common share of the Corporation into 175 Class A Special Shares and one (1) Class B Common Share of the Corporation; and

    (iv) provide that, after giving effect to the foregoing, the stated capital account maintained in respect of the Class A Special Shares is $62,355,891.50 and the stated capital account maintained in respect of the Class B Common Shares is $20,110,917.50.

6. To transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

DATED at Mississauga, Ontario this 1st day of March, 2002.

BY ORDER OF THE BOARD

Brian W. Jamieson
Chief Financial Officer and Secretary

NOTE: If you are unable to be personally present at the Meeting, kindly date, complete, sign and return the enclosed form of proxy in the envelope provided for that purpose. A signed proxy must be delivered by postal or other delivery to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or to the Secretary of the Corporation at the Corporation's office at 2121 Britannia Road West, Unit 2, Streetsville, Ontario, L5M 2G6, not later than the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, or by depositing it with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

The reorganization of the Corporation's share capital contemplated by the special resolution noted above is intended to permit the Corporation to distribute the net proceeds realized from the sale of its assets in a tax efficient manner. The proposed change of each common share into 175 Class A Special Shares with a total redemption value of $1.75 ($0.01 per Class A Special Share) and one (1) Class B Common Share is not meant to be an indication of the amount of the actual proceeds that will be distributed to shareholders in the future.

02 APR 17 ... 11:0...

Jannock Properties Limited
2121 Britannia Road West, Unit 2
Streetsville, Ontario L5M 2G6

Jannock Properties Limited

2001

2001 ANNUAL REPORT

CONTENTS

CORPORATE AND INVESTOR INFORMATION

BOARD OF DIRECTORS

Ian C. B. Currie
Toronto, Ontario
Chairman of the Board
Jannock Properties Limited
Counsel
Fraser Milner Casgrain LLC

J. Lorne Braithwaite
Toronto, Ontario
Company Director

D. Mitchell Fasken
Toronto, Ontario
President
Jannock Properties Limited

Robert W. Korthals
Toronto, Ontario
Company Director

David P. Smith
Toronto, Ontario
Managing Partner
Enterprise Capital Management Inc.

OFFICERS OF THE COMPANY

Ian C. B. Currie
Chairman of the Board

D. Mitchell Fasken
President

Brian W. Jamieson
Chief Financial Officer and Secretary

ANNUAL MEETING
Jannock Properties Limited's Annual Meeting of Shareholders will be held on Monday, April 29, 2002 at 10:30 a.m. at:
The Washington/Ottawa Room,
Holiday Inn Mississauga,
2125 North Sheridan Way, Mississauga, Ontario.
All shareholders are encouraged to attend.

TRANSFER AGENT
Computershare Trust Company of Canada
Shareholder Service
100 University Avenue, Toronto, ON M5J 2Y1
Tel: (416) 981-9633 or 1-(800) 663-9097
e-mail: caregistryinfo@computershare.com

SHARE LISTING
Canadian Venture Exchange: JPL

SHARES OUTSTANDING
35,631,938 Common Shares

SHARE TRADING INFORMATION
(per the Canadian Ventures Exchange)

	HIGH	LOW	CLOSE	VOLUME (thousands)
1st Quarter 2001	**1.20**	**0.93**	**1.00**	**2,858**
2nd Quarter 2001	**1.30**	**1.00**	**1.05**	**1,212**
3rd Quarter 2001	**1.30**	**1.05**	**1.05**	**1,028**
4th Quarter 2001	**1.15**	**0.95**	**0.98**	**983**
1st Quarter 2000	1.09	0.67	0.86	9,969
2nd Quarter 2000	1.50	0.88	1.24	10,915
3rd Quarter 2000	1.30	0.90	1.05	1,846
4th Quarter 2000	1.10	0.90	0.98	1,425

INVESTOR CONTACT
Brian W. Jamieson
Chief Financial Officer and Secretary
Tel: (905) 821-4464
Fax: (905) 821-1853
e-mail: bjamie@jannockproperties.com

MESSAGE TO OUR SHAREHOLDERS

Jannock Properties Limited was created in March 2000 when Jannock Limited transferred its real estate holdings and its investment in the shares of Jancor Companies, Inc. into a separate company. The mandate of Jannock Properties is to sell its assets for the best price possible and to distribute the proceeds to shareholders as quickly as possible.

This process is well under way with cash proceeds of over $17 million from the sale of assets and collection of mortgages receivable during the two years of our existence. Approximately $6 million of this cash has been used for development of our real estate properties, $2.5 million was used to pay liabilities that were assumed from Jannock Limited when we were created and another $2.5 million has been used for administrative expenses. $3.5 million of the balance was distributed to shareholders in 2000 and we are hopeful that we will be able to make a further distribution to our shareholders later this year.

Trading volume in our shares has been significantly lower in 2001 than in 2000 and there has been less volatility in the price of our shares.

Real Estate

Our real estate group is a small team who have been involved over the last nine years in the redevelopment of brick quarries and other industrial sites for residential and commercial development in the major urban centres of Mississauga and Burlington. We strive to get the best values for our properties by obtaining desired zoning, assessing market needs and meeting servicing, grading and site remediation requirements.

The real estate market in our area continues to be very strong and in 2001 enabled us to sell 8-acres of industrial land in Burlington, and in Mississauga, a 4.8-acre block for a storm pond and a 2.4-acre residential parcel. We collected over $7 million cash from the sale of these properties and receipts from mortgages we were holding from previous land sales. Approximately $4 million of these funds were used on development expenditures relating to our properties, administrative expenses and repaying bank loans.

The real estate brokerage community is currently marketing residential land at Cooksville, industrial land in Burlington and residential land in Milton.

At the end of 2001, we were holding mortgage receivables amounting to $11.7 million of which $5.3 million is carried as an asset on the balance sheet. The remaining $6.4 million, which is not carried as an asset on the balance sheet, has not been recorded as sales yet as the down payments at the time of sale were less than 15% of the sale price.

Much of our focus has been on the application for rezoning of the 223-acre Britannia site for a variety of residential, commercial and park uses which was opposed by the City of Mississauga. We have made considerable efforts over the last year to address all of the concerns that were raised by the municipality and by some residents in the area. The City's position has been appealed to the Ontario Municipal Board (OMB) and we expect the hearing for this appeal to be held in August of this year. This site represents the largest infill development in the City of Mississauga and is a unique development opportunity. We previously leased the site to Canada Brick to manufacture clay bricks. In December 2001, Canada Brick closed the manufacturing operations on this site and the lease was amended to a one-year term for the storage of finished bricks and utilization of office facilities.

Although there has been a slowdown in the overall economy, we do not expect this to have a major impact on our efforts to sell our properties as they are located in very attractive areas in the major growth centres of the Greater Toronto Area.

Jancor Companies, Inc.

The investment in Jancor, which we had fully written down in 2000, was sold in the Second Quarter of 2001 for a right to a 25% share of any net proceeds to equity holders if Jancor is sold in the future. This arrangement was part of a restructuring of Jancor wherein the majority common shareholder provided financial support to enable Jancor to renegotiate its banking facilities. Without that financial support, it was uncertain what actions Jancor's lenders would have taken with the business. We were not prepared to provide financial support to Jancor due to the poor results in 2000, the uncertainties facing the business and the need to keep the majority shareholder involved in managing Jancor. We did not recognize any gain or loss on the sale of Jancor as we had fully written down our investment in 2000.

Jancor is expected to be profitable in 2001 following substantial losses in 2000, which included a major charge against earnings from the closure of a vinyl siding plant. The company has generated cash during 2001, which has enabled it to significantly reduce its borrowings during the year. Continuation of these results should result in the creation of some value for Jannock Properties providing a buyer can be found for Jancor at some time in the future. However, it is not possible to predict when or if this may occur and what value if any we may receive.

We continue to work towards a well-managed sale of our assets and distribution of the proceeds.

IAN C. B. CURRIE
Chairman

D. MITCHELL FASKEN
President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

BASIS OF PRESENTATION

Under the terms of an asset transfer agreement dated March 10, 2000, Jannock Properties Limited (Jannock Properties) acquired the assets and liabilities of Jannock Limited's real estate development division and its investment in the shares of Jancor Companies, Inc., a vinyl products company located in the United States.

Ownership of the Company was transferred to the then shareholders of Jannock Limited as part of the arrangement under which Jannock Limited was acquired on the same date. Since there was no change in the shareholders' interests in the net assets of the Company, the financial statements have been prepared using the predecessor cost basis of Jannock Limited.

Financial results for 2000 include activity only after March 10, 2000, as the company was inactive prior to that date.

RESULTS OF OPERATIONS AND CASH FLOWS

(in thousands of Canadian dollars, except per share amounts)

	2001	2000
Land sales	**$ 5,624**	$ 3,619
Earnings before losses on investment and income taxes	**931**	374
Provision for loss in value of investment	**-**	38,345
Income taxes	**785**	1,230
Net earnings/(loss)	**146**	(39,201)
Earnings/(loss) per share	**$ 0.00**	$ (1.36)
Net cash received from operating activities	**3,246**	3,131

Land sales of $5,624,000 in 2001 included:

- $1,658,000 and $1,701,000 for 4.7-acre and 2.4-acre blocks of land at the Cooksville site,
- $855,000 and $281,000 for 6.4-acre and 1.8-acre blocks of land at the King Forest site, and
- $1,124,000 of sales recognized upon the collection of vendor take-back mortgages on the Tyandaga site.

Land sales of $3,619,000 in 2000 included $3,559,000 from the recognition of sales at the Tyandaga site.

Currently, agreements with a sales value amounting to $6,415,000 at the McFarren and Cooksville sites have not been reflected in the financial statements pending receipt of sufficient deposits to enable sales recognition.

Gross profit on land sales in 2001 was $1,681,000 compared with $1,622,000 in 2000 reflecting the margins realized on different projects. Provisions of $142,000 were recorded in 2001 to reduce the carrying values of some properties to net realizable value. General and administrative expenses in 2001 amounted to $1,190,000 compared with $1,286,000 for the ten months of operations in 2000. Included in 2001 was $202,000 relating to reversals of excess accruals arising from the settlement of litigation. Interest income of $440,000 in 2001 included $26,000 of imputed interest relating to interest-free periods on mortgage receivables. In 2000, interest income of $436,000 included $400,000 of imputed interest.

Income tax provisions in 2001 were $785,000 and included approximately $542,000 to reflect the reduction in the future income tax asset on the balance sheet resulting from the decline in income tax rates announced by the Ontario Government in 2001. Income tax provisions of $1,230,000 in 2000 included an adjustment of approximately $1,010,000 to reflect the reduction in the future income tax asset on the balance sheet resulting from the decline in income tax rates announced by the Federal Government in late 2000.

Cash from operating activities in 2001 amounted to $3,246,000 and consisted of cash receipts of $7,009,000 less total expenditures of $3,763,000. In 2000, cash from operating activities was $3,131,000 and consisted of receipts of $10,705,000 less total expenditures of $7,574,000. The decreased cash receipts in 2001 reflected lower collection of mortgage receivables offset in part by higher proceeds from land sales. The reduced expenditures in 2001 related mainly to lower property development expenditures and to less spending on liabilities that were assumed when the Company commenced operations.

JANCOR COMPANIES, INC. ("JANCOR")

The equity interest in Jancor was sold in the Second Quarter of 2001 in exchange for a 25% share of any net proceeds to equity holders if Jancor is sold. This arrangement was part of a restructuring of the business wherein the majority common shareholder provided financial support to enable Jancor to renegotiate its banking facilities. Jannock Properties was not prepared to provide any financial support to Jancor. No gain or loss was recognized on the sale of the investment in Jancor as the original investment of $38,345,000 was fully written down in the Third and Fourth Quarters of 2000. The extent to which any of the income tax losses associated with this sale can be used to shelter future earnings for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties. It is not possible to predict what proceeds, if any, may be received by Jannock Properties in the future from the sale of this investment.

Jancor is expected to be profitable in 2001 following substantial losses in 2000 when it closed a vinyl siding plant. Total borrowings have been reduced significantly during the year. The business has been in compliance with the financing terms of its banking arrangements following the renegotiation of these facilities.

OUTLOOK

Two agreements amounting to $6,415,000 were not recorded as sales at December 31, 2001, due to down payments of less than 15% being received. These agreements will be recognized as sales when deposits exceed 15% of the purchase price and material conditions are fulfilled. The Company is currently marketing a residential site at Cooksville, industrial land in Burlington and a residential site in Milton, through the real estate brokerage community. It is not possible to predict the amount and timing of revenues that may be generated from any sales of these properties nor whether down payments will be sufficient for them to be recorded as sales when agreements are completed.

General and administrative expenses are expected to be higher in 2002 due to recoveries that were recorded in 2001.

Achievement of operating earnings in 2002 will be dependent on successfully selling some of the properties currently being marketed and receiving sufficient deposits to be able to record the sales.

Future tax provisions against earnings will reflect the lower tax rates that have been announced by the Federal and Ontario Governments.

Cash expenditures on properties are expected to be lower in 2002 than in 2001 and will primarily relate to infrastructure spending on the Cooksville and Burlington sites and planning activities at the Britannia site.

FINANCIAL POSITION

Total assets at December 31, 2001 were $33,040,000 compared with $36,193,000 at December 31, 2000. Cash increased by $2,496,000 due to operating cash flows of $3,246,000 less repayment of bank loans of $750,000. Land under development decreased by $475,000 primarily due to the cost of land sales that were recorded during the year offset in part by a transfer of some land previously included in land held for development. Mortgage receivables decreased by $1,225,000 due to receipt of $1,475,000 on a mortgage that became due in 2001. Future income taxes decreased by $762,000 due largely to a $542,000 provision relating to a reduction in provincial income tax rates.

At December 31, 2001, total vendor take-back mortgages that were held by the Company amounted to $11,754,000 (December 31, 2000 – $13,943,000) and consisted of:

a) $5,339,000 (December 31, 2000 – $6,564,000) that were carried as receivables on the balance sheet.

b) $6,415,000 (December 31, 2000 – $7,379,000) that were not carried as receivables on the Company's balance sheet, relating to sales agreements where the deposits received to date were less than 15%. The associated costs relating to these transactions were included in land under development.

Liabilities at December 31, 2001 were $2,918,000 compared with $6,217,000 at December 31, 2000. Bank loans of $750,000 were repaid during the year. The costs expected to be incurred on land that has been sold decreased by $1,057,000.

QUARTERLY DATA

(in thousands of Canadian dollars, except per share amounts)

	2001			
	Q1	**Q2**	**Q3**	**Q4**
Land sales	**$ 2,331**	**$ 2,559**	**$ 301**	**$ 433**
Earnings before income taxes	**758**	**347**	**(61)**	**(113)**
Income taxes	**319**	**820**	**(21)**	**(333)**
Net earnings/(loss)	**439**	**(473)**	**(40)**	**220**
Earnings/(loss) per share	**$ 0.01**	**$ (0.01)**	**$ (0.00)**	**$ 0.00**
Net cash received/(spent) on operating activities	**1,035**	**1,585**	**1,117**	**(491)**

	2000			
	Q1	Q2	Q3	Q4
Land sales	$ 448	$1,330	$ 904	$ 937
Earnings before losses on investment and income taxes	107	(94)	57	304
Provision for loss in value of investment	-	-	5,974	32,371
Income taxes	48	(42)	24	1,200
Net earnings/(loss)	59	(52)	(5,941)	(33,267)
Earnings/(loss) per share	$ 0.01	$ (0.01)	$ (0.22)	$ (1.14)
Net cash received/(spent) on operating activities	(1,266)	238	4,577	(418)

LIQUIDITY AND CAPITAL RESOURCES

Jannock Properties has a revolving credit facility of $10,000,000 that expires in March 2003. This facility covers the usage of operating loans and the issuance of letters of credit for commitments that have been made to cover development activities at various sites and is secured by certain land and an assignment of mortgages receivable. The only current usage of the revolving credit facility is for outstanding letters of credit of $4,397,000. Jannock Properties believes that the credit facility is adequate to finance the company's operations.

DISTRIBUTIONS

No distributions were made to shareholders during 2001. In 2000, the Company distributed $3,563,000, equivalent to ten cents per share, to shareholders. Receipts from future land sales and from outstanding mortgage receivables will determine the timing and amount of future distributions.

RISKS AND UNCERTAINTIES

The value and profitability of the Company's real estate operations are affected by many factors including general economic conditions, local real estate markets, favourable zoning and demand for these types of properties within their particular market area. Jannock Properties attempts to minimize these risks by coordinating the development of its sites with the needs of the municipalities, the builders and future homeowners.

Mortgage receivables held by the Company are secured by a first charge against the real estate that has been sold but carry a risk that the builders or developers may not be able to honour their payment obligations. Jannock Properties minimizes this risk by dealing with financially stable builders who are knowledgeable of their markets.

As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants which may be present on its properties. Jannock Properties has had previous experience in the management of environmental issues and has been successful in remediating its McFarren and Cooksville sites. At this time, the Company believes that it will be able to address the environmental issues that have been identified at each of its remaining sites. These liabilities are not expected to have a material effect on the financial position of the Company.

The Company has submitted a revised development plan for the Britannia site in the City of Mississauga, which is the largest parcel of development land in its inventory. The revised plan responds to the major concerns of the municipality, neighbouring businesses and local residents and will be subject to review by interested parties. The Company's appeal to the Ontario Municipal Board has been scheduled for August 2002. Following the closure of the Canada Brick manufacturing operations on this site in December 2001, the lease of the site to Canada Brick was amended to a one-year term for the storage of finished bricks and utilization of office facilities.

FINANCIAL RESULTS

MANAGEMENT'S RESPONSIBILITY

The accompanying financial statements are the responsibility of management and have been prepared in accordance with the accounting policies set out in the notes to the financial statements. Where necessary, management has made informed judgements and estimates in accounting for transactions that are not yet complete. Management is of the opinion that the financial statements are in accordance with Canadian generally accepted accounting principles.

Management maintains accounting systems and internal controls to provide reasonable assurance that assets are safeguarded and financial records are reliable.

The Audit Committee of the Board consists of all members of the Board of Directors excluding management and reviews accounting issues, internal controls, auditing matters and the annual financial statements with management and the auditors.

PricewaterhouseCoopers LLP have been engaged to examine the financial statements of the Company and to provide an independent opinion. Their report is presented with the financial statements.

BRIAN W. JAMIESON
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Jannock Properties Limited

We have audited the balance sheets of Jannock Properties Limited as at December 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Mississauga, Ontario, January 30, 2002

BALANCE SHEETS

As at December 31, 2001 and 2000

(in thousands of Canadian dollars)

	2001	2000
ASSETS		
Land under development (NOTE 3)	**$15,800**	$16,275
Land held for development (NOTE 4)	**4,077**	7,364
Mortgages receivable (NOTE 6)	**5,339**	6,564
Future income taxes (NOTE 8)	**5,071**	5,833
Other assets	**189**	89
Cash and cash equivalents	**2,564**	68
	$33,040	$36,193
LIABILITIES		
Bank loan (NOTE 9)	**-**	750
Accounts payable and accrued liabilities (NOTE 10)	**2,813**	5,099
Income taxes payable	**92**	195
Deposits on land sales	**13**	173
	2,918	6,217
SHAREHOLDERS' EQUITY		
Capital stock (NOTE 11)	**62,309**	62,309
Contributed surplus	**6,868**	6,868
Deficit	**(39,055)**	(39,201)
	30,122	29,976
	$33,040	$36,193

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors



Director



Director

STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended December 31, 2001 and 2000

(in thousands of Canadian dollars, except per share amounts)

	2001	2000
Land sales	**$ 5,624**	$ 3,619
Cost of sales	**3,943**	1,997
Gross profit	**1,681**	1,622
Interest and other income	**(440)**	(436)
General and administrative expenses	**1,190**	1,286
Loss on mortgages receivable (NOTE 6)	**-**	398
Provision for loss in value of investment (NOTE 7)	**-**	38,345
Income (loss) before income taxes	**931**	(37,971)
Income taxes (NOTE 8)	**785**	1,230
Net earnings (loss) for the year	**146**	(39,201)
Deficit - Beginning of year	**(39,201)**	-
Deficit - End of year	**(39,055)**	(39,201)
Net earnings (loss) per share	**$ 0.00**	$ (1.36)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001 and 2000

(in thousands of Canadian dollars)

	2001	2000
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Cash receipts		
Receipts from land	**$ 5,240**	$ 3,142
Collection of mortgages receivable	**1,475**	7,538
Interest received	**294**	25
Cash payments		
Real estate commissions	**(52)**	-
Expenditures on land development	**(1,815)**	(4,511)
Payments of assumed liabilities	**(329)**	(1,864)
Income taxes paid (net of refund of $33)	**(114)**	-
Other payments	**(1,432)**	(1,150)
Interest paid	**(21)**	(49)
	$ 3,246	$ 3,131
FINANCING ACTIVITIES		
Bank loan	**(750)**	750
Organization costs	**-**	(250)
Return of capital	**-**	(3,563)
	(750)	(3,063)
INCREASE IN CASH AND CASH EQUIVALENTS	**2,496**	68
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	**68**	-
CASH AND CASH EQUIVALENTS - END OF YEAR	**$ 2,564**	$ 68

Significant non-cash transactions are disclosed in note 1.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

(in thousands of Canadian dollars)

1. THE COMPANY

Jannock Properties Limited (the "company" or "Jannock Properties") was incorporated on December 14, 1999 for the purpose of acquiring certain real estate assets and liabilities and an investment from Jannock Limited, its former parent company. The principal objective of the company is an orderly disposition of the company's assets.

Under the terms of an asset transfer agreement dated March 10, 2000, the company acquired substantially all of the assets and liabilities of Jannock Limited's real estate development division and its investment in Jancor Companies, Inc. ("Jancor"), in exchange for 35,631,938 common shares of the company. Prior to March 10, 2000, the company was inactive and had no business operations.

In connection with the acquisition of Jannock Limited by Delta Acquisition Corp., each common shareholder of Jannock Limited received, in addition to other consideration, one common share in the company for each common share held in Jannock Limited by way of a dividend in kind.

Since the common shares of the company were distributed to the shareholders of Jannock Limited, there was no change in the shareholders' interest in the net assets of the company and accordingly, these financial statements have been prepared using the predecessor cost basis of Jannock Limited. Under this method of accounting, the acquisition by the company has been accounted for using the carrying amounts of the assets and liabilities of Jannock Limited and is summarized as follows:

Land under development	$16,983
Land held for development	5,928
Mortgages receivable	14,100
Investments in Jancor Companies, Inc.	38,345
Other assets	79
Accounts payable and accrued liabilities	(9,313)
Net assets acquired	$66,122

The 35,631,938 common shares issued were assigned a value of $66,122. Costs of $250 relating to the transaction have been charged against the common shares. A future tax asset and contributed surplus of $6,868 were recorded to reflect the differences between the historical accounting values of the assets and liabilities acquired and their related tax bases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Land under development and land held for development

Land under development and land held for future development are carried at the lower of cost and net realizable value. Net realizable value represents the amount of estimated net sales proceeds, taking into account management's assumptions and projections for the development of the property and market conditions.

Capitalization of costs

The company capitalizes certain costs applicable to land under development and land held for future development. These costs include costs incurred during the development period, such as property taxes, specific interest, pre-development expenditures and servicing costs.

Recognition of revenue

Land sales under agreements of purchase and sale are recognized as income once all material conditions have been fulfilled and the company has received a down payment of a minimum 15% of the purchase price, and that is appropriate in the circumstances having regard to the financial resources of the purchaser. Land sales are reported net of the imputed discount arising from interest free periods granted on mortgages receivable.

Costing of land sales

Land, property taxes, interest and development and servicing costs are allocated on a net acreage basis to each phase of a development project.

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates for the periods in which the income tax assets or liabilities are expected to be settled or realized.

A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Foreign currency translation

Transactions are translated into Canadian dollars at the exchange rates in effect at the time the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the operating results for the year.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities represent estimates of amounts at which these assets and liabilities could be exchanged in an arm's length transaction between willing parties. The carrying amounts of financial assets and liabilities approximate their fair values, unless otherwise stated.

Environmental expenditures

The company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Use of estimates

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings (loss) per share

Net earnings (loss) per share has been calculated using the weighted average number of common shares outstanding during the year ended December 31, 2001 of 35,631,938 (2000 – 28,896,037).

3. LAND UNDER DEVELOPMENT

	2001	2000
Land acquisition costs	$ 5,519	$ 2,950
Property taxes and interest	4,277	4,082
Development and servicing costs	6,004	9,243
	$15,800	$16,275

4. LAND HELD FOR DEVELOPMENT

	2001	2000
Land acquisition costs	$ 1,675	$ 5,038
Property taxes and interest	648	797
Pre-development expenditures	1,754	1,529
	$ 4,077	$ 7,364

5. CAPITALIZED COSTS

The following costs have been capitalized during the year:

	2001	2000
Property taxes	$ 297	$ 1,074
Interest	19	51
	$ 316	$ 1,125

These amounts were allocated as follows:

	2001	2000
Land under development	$ 277	$ 520
Land held for development	39	605
	$ 316	$ 1,125

6. MORTGAGES RECEIVABLE

Mortgages receivable are due from two builders in the amounts of $5,115 and $224, respectively, and bear effective interest at rates of 6% and 7.5%, respectively. The amounts outstanding at December 31, 2001 are due for final payment as follows:

2002	$5,115
2003	224
	$5,339

The company's accounting policy is to not record land sales until a deposit of at least 15% of the purchase price has been received in cash. At December 31, 2001, there are agreements of sale for $6,415 for which insufficient deposits have been received and accordingly, these sales and receivables have not been recognized in the financial statements.

During the year ended December 31, 2000, the company agreed to reduce the face value of a mortgage in exchange for an early repayment resulting in a loss of $398.

7. JANCOR COMPANIES, INC.

During the year ended December 31, 2001, the company sold its equity interests in Jancor having a $nil carrying value in exchange for a 25% participation in any net proceeds to equity holders in the event Jancor is sold. No gain or loss was recognized on the sale of Jancor. Jancor is a private company for which no quoted market value is available, and it is not possible to predict what proceeds, if any, may be received in the future from the sale of this investment; accordingly, the estimated fair value of this participation right is not determinable.

At December 31, 2000, the company's $38,345 investment in Jancor comprised $32,371 Senior preferred shares, $5,820 Junior preferred shares and $154 Class A, voting common shares, less a provision for loss in value of $38,345. In the third quarter of 2000, the company made a full provision against its investment in the common and Junior preferred shares to reflect the decrease in value resulting from the closure of a vinyl siding plant. In the fourth quarter of 2000, the company made a full provision against the Senior preferred shares to reflect a decline in value that was other than temporary.

8. INCOME TAXES

The company's income tax provision is as follows:

	2001	2000
Current	$ 23	$ 195
Future	762	1,035
	$ 785	$ 1,230

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rate with the company's income tax expense:

	2001	2000
Earnings (loss) before income taxes	$ 931	$(37,971)
Provision (recovery) of income taxes at a combined basic rate of 41.75% (2000 – 43.95%)	389	(16,688)
Increase in income taxes resulting from		
Large Corporations Tax	23	22
Unrecognized income tax benefit of provision for loss in investment	-	13,800
Income tax rate differential on provision for loss in investment	-	3,050
Change in substantively enacted income tax rates on basis differences of land and mortgages	542	1,010
Other	(169)	36
Income tax expense	$ 785	$ 1,230

The income tax effects of temporary differences are as follows:

	2001	2000
Future income tax assets		
Tax values of land and mortgages in excess of carrying amounts	$ 5,065	5,713
Other temporary differences – net	6	120
Loss relating to Jancor Companies, Inc.	12,400	13,800
Valuation allowance	(12,400)	(13,800)
Net future income tax assets	$ 5,071	$ 5,833

9. BANK LOAN

The company's revolving credit facility matures in March 2003. Borrowings under this facility bear interest at prime plus 1/4% and are secured by certain land under and held for development and an assignment of mortgages receivable. The total operating lines available under the facility are $10,000, of which $4,317 has been drawn in connection with letters of credit (note 12).

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2001	2000
Costs to complete land sold	**$2,440**	$3,497
Trade payables and accruals	**373**	1,602
	$2,813	$5,099

11. CAPITAL STOCK

The authorized capital stock of the company comprises an unlimited number of common shares. The following summarizes the changes in capital stock during the year:

	NUMBER OF SHARES	**AMOUNT $**
Issued and outstanding - December 31, 1999	1	-
Cancelled during the year ended December 31, 2000	(1)	-
Issued in connection with the acquisition – net of costs of $250 (NOTE 1)	35,631,938	65,872
Return of capital paid in cash to common shareholders	-	(3,563)
Issued and outstanding - December 31, 2000 and 2001	35,631,938	$62,309

The company has a shareholders' rights plan expiring in 2003 whereby one right has been issued and attaches to each common share. One right will also attach to any subsequently issued common shares. Each right entitles the holder to purchase, upon the occurrence of certain events, one common share at $100 per share and is redeemable by the company at a price of $0.0001 per right.

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The company is from time to time involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The company is not aware of any claims or potential claims that would have a material effect on the financial position of the company.

Commitments

As at December 31, 2001, letters of credit in the amount of $4,317 (2000 – $6,726) have been provided to municipalities in support of the company's obligation to complete servicing requirements in connection with various land development projects.

13. SEGMENTED INFORMATION

The company's operations are in land development in the Greater Toronto Area. Substantially all land sales were made to five purchasers in 2001 in the amounts of $1,701, $1,658, $855, $281 and $1,124. Substantially all land sales made in 2000 were to one builder in the amount of $3,559.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

BASIS OF PRESENTATION

Under the terms of an asset transfer agreement dated March 10, 2000, Jannock Properties Limited (Jannock Properties) acquired the assets and liabilities of Jannock Limited's real estate development division and its investment in the shares of Jancor Companies, Inc., a vinyl products company located in the United States.

Ownership of the Company was transferred to the then shareholders of Jannock Limited as part of the arrangement under which Jannock Limited was acquired on the same date. Since there was no change in the shareholders' interests in the net assets of the Company, the financial statements have been prepared using the predecessor cost basis of Jannock Limited.

Financial results for 2000 include activity only after March 10, 2000, as the company was inactive prior to that date.

RESULTS OF OPERATIONS AND CASH FLOWS

(in thousands of Canadian dollars, except per share amounts)

	2001	2000
Land sales	$ 5,624	$ 3,619
Earnings before losses on investment and income taxes	931	374
Provision for loss in value of investment	-	38,345
Income taxes	785	1,230
Net earnings/(loss)	146	(39,201)
Earnings/(loss) per share	$ 0.00	$ (1.36)
Net cash received from operating activities	3,246	3,131

Land sales of $5,624,000 in 2001 included:
- $1,658,000 and $1,701,000 for 4.7-acre and 2.4-acre blocks of land at the Cooksville site,
- $855,000 and $281,000 for 6.4-acre and 1.8-acre blocks of land at the King Forest site, and
- $1,124,000 of sales recognized upon the collection of vendor take-back mortgages on the Tyandaga site.

Land sales of $3,619,000 in 2000 included $3,559,000 from the recognition of sales at the Tyandaga site.

Currently, agreements with a sales value amounting to $6,415,000 at the McFarren and Cooksville sites have not been reflected in the financial statements pending receipt of sufficient deposits to enable sales recognition.

Gross profit on land sales in 2001 was $1,681,000 compared with $1,622,000 in 2000 reflecting the margins realized on different projects. Provisions of $142,000 were recorded in 2001 to reduce the carrying values of some properties to net realizable value. General and administrative expenses in 2001 amounted to $1,190,000 compared with $1,286,000 for the ten months of operations in 2000. Included in 2001 was $202,000 relating to reversals of excess accruals arising from the settlement of litigation. Interest income of $440,000 in 2001 included $26,000 of imputed interest relating to interest-free periods on mortgage receivables. In 2000, interest income of $436,000 included $400,000 of imputed interest.

Income tax provisions in 2001 were $785,000 and included approximately $542,000 to reflect the reduction in the future income tax asset on the balance sheet resulting from the decline in income tax rates announced by the Ontario Government in 2001. Income tax provisions of $1,230,000 in 2000 included an adjustment of approximately $1,010,000 to reflect the reduction in the future income tax asset on the balance sheet resulting from the decline in income tax rates announced by the Federal Government in late 2000.

Cash from operating activities in 2001 amounted to $3,246,000 and consisted of cash receipts of $7,009,000 less total expenditures of $3,763,000. In 2000, cash from operating activities was

$3,131,000 and consisted of receipts of $10,705,000 less total expenditures of $7,574,000. The decreased cash receipts in 2001 reflected lower collection of mortgage receivables offset in part by higher proceeds from land sales. The reduced expenditures in 2001 related mainly to lower property development expenditures and to less spending on liabilities that were assumed when the Company commenced operations.

JANCOR COMPANIES, INC. ("JANCOR"),

The equity interest in Jancor was sold in the Second Quarter of 2001 in exchange for a 25% share of any net proceeds to equity holders if Jancor is sold. This arrangement was part of a restructuring of the business wherein the majority common shareholder provided financial support to enable Jancor to renegotiate its banking facilities. Jannock Properties was not prepared to provide any financial support to Jancor. No gain or loss was recognized on the sale of the investment in Jancor as the original investment of $38,345,000 was fully written down in the Third and Fourth Quarters of 2000. The extent to which any of the income tax losses associated with this sale can be used to shelter future earnings for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties. It is not possible to predict what proceeds, if any, may be received by Jannock Properties in the future from the sale of this investment.

Jancor is expected to be profitable in 2001 following substantial losses in 2000 when it closed a vinyl siding plant. Total borrowings have been reduced significantly during the year. The business has been in compliance with the financing terms of its banking arrangements following the renegotiation of these facilities.

OUTLOOK

Two agreements amounting to $6,415,000 were not recorded at December 31, 2001, due to down payments of less than 15% being received. These agreements will be recognized as sales when deposits exceed 15% of the purchase price and material conditions are fulfilled. The Company is currently marketing a residential site at Cooksville, industrial land in Burlington and a residential site in Milton, through the real estate brokerage community. It is not possible to predict the amount and timing of revenues they may be generated from any sales of these properties nor whether down payments will be sufficient for them to be recorded as sales when agreements are completed.

General and administrative expenses are expected to be higher in 2002 due to recoveries that were recorded in 2001.

Achievement of operating earnings in 2002 will be dependent on successfully selling some of the properties currently being marketed and receiving sufficient deposits to be able to record the sales.

Future tax provisions against earnings will reflect the lower tax rates that have been announced by the Federal and Ontario Governments.

Cash expenditures on properties are expected to be lower in 2002 than in 2001 and will primarily relate to infrastructure spending on the Cooksville and Burlington sites and planning activities at the Britannia site.

FINANCIAL POSITION

Total assets at December 31, 2001 were $33,040,000 compared with $36,193,000 at December 31, 2000. Cash increased by $2,496,000 due to operating cash flows of $3,246,000 less repayment of bank loans of $750,000. Land under development decreased by $475,000 primarily due to the cost of land sales that were recorded during the year offset in part by a transfer of some land previously included in land held for development. Mortgage receivables decreased by $1,225,000 due to receipt of $1,475,000 on a mortgage that became due in 2001.

Future income taxes decreased by $762,000 due largely to a $542,000 provision relating to a reduction in provincial income tax rates.

At December 31, 2001, total vendor take-back mortgages that were held by the Company amounted to $11,754,000 (December 31, 2000- $13,943,000) and consisted of:

a) $5,339,000 (December 31, 2000 - $6,564,000) that were carried as receivables on the balance sheet.
b) $6,415,000 (December 31, 2000 - $7,379,000) that were not carried as receivables on the Company's balance sheet, relating to sales agreements where the deposits received to date were less than 15%. The associated costs relating to these transactions were included in land under development.

Liabilities at December 31, 2001 were $2,918,000 compared with $6,217,000 at December 31, 2000. Bank loans of $750,000 were repaid during the year. The costs expected to be incurred on land that has been sold decreased by $1,057,000.

QUARTERLY DATA

(in thousands of Canadian dollars, except per share amounts)

	2001			
	Q1	**Q2**	**Q3**	**Q4**
Land sales	**$ 2,331**	**$ 2,559**	**$ 301**	**$ 433**
Earnings before income taxes	**758**	**347**	**(61)**	**(113)**
Income taxes	**319**	**820**	**(21)**	**(333)**
Net earnings/loss)	**439**	**(473)**	**(40)**	**220**
Earnings/(loss) per share	**$ 0.01**	**$ (0.01)**	**$ (0.00)**	**$ 0.00**
Net cash received/(spent) on operating activities	**1,035**	**1,585**	**1,117**	**(491)**

	2000			
	Q1	Q2	Q3	Q4
Land sales	$ 448	$ 1,330	$ 904	$ 937
Earnings before losses on investment and income taxes	107	(94)	57	304
Provision for loss in value of investment	-	-	5,974	32,371
Income taxes	48	(42)	24	1,200
Net earnings/loss)	59	(52)	(5,941)	(33,267)
Earnings/(loss) per share	$ 0.01	$ (0.01)	$ (0.22)	$ (1.14)
Net cash received/(spent) on operating activities	(1,266)	238	4,577	(418)

LIQUIDITY AND CAPITAL RESOURCES

Jannock Properties has a revolving credit facility of $10,000,000 that expires in March 2003. This facility covers the usage of operating loans and the issuance of letters of credit for commitments that have been made to cover development activities at various sites and is secured by certain land and an assignment of mortgages receivable. The only current usage of the revolving credit facility is for outstanding letters of credit of $4,397,000. Jannock Properties believes that the credit facility is adequate to finance the company's operations.

DISTRIBUTIONS

No distributions were made to shareholders during 2001. In 2000, the Company distributed $3,563,000, equivalent to ten cents per share, to shareholders. Receipts from future land sales and from outstanding mortgage receivables will determine the timing and amount of future distributions.

RISKS AND UNCERTAINTIES

The value and profitability of the Company's real estate operations are affected by many factors including general economic conditions, local real estate markets, favourable zoning and demand for these types of properties within their particular market area. Jannock Properties attempts to minimize these risks by coordinating the development of its sites with the needs of the municipalities, the builders and future homeowners.

Mortgage receivables held by the Company are secured by a first charge against the real estate that has been sold but carry a risk that the builders or developers may not be able to honour their payment obligations. Jannock Properties minimizes this risk by dealing with financially stable builders who are knowledgeable of their markets.

As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants which may be present on its properties. Jannock Properties has had previous experience in the management of environmental issues and has been successful in remediating its McFarren and Cooksville sites. At this time, the Company believes that it will be able to address the environmental issues that have been identified at each of its remaining sites. These liabilities are not expected to have a material effect on the financial position of the Company.

The Company has submitted a revised development plan for the Britannia site in the City of Mississauga, which is the largest parcel of development land in its inventory. The revised plan responds to the major concerns of the municipality, neighbouring businesses and local residents and will be subject to review by interested parties. The Company's appeal to the Ontario Municipal Board has been scheduled for August 2002. Following the closure of the Canada Brick manufacturing operations on this site in December 2001, the lease of the site to Canada Brick was amended to a one-year term for the storage of finished bricks and utilization of office facilities.